UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

 (Amendment No. 4)*

____________________

WideOpenWest, Inc

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

96758W101

(CUSIP Number)

Ross A. Oliver

General Counsel

Crestview Partners

590 Madison Avenue, 36th Floor

New York, NY 10022

(212) 906-0700

Copies to:

Michael Davis

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 9, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	96758W101

1	NAME OF REPORTING PERSON Crestview Partners III GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,132,977
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,132,977
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 31,132,977
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No.	96758W101

1	NAME OF REPORTING PERSON Crestview W1 Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,970,099
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,970,099
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 24,970,099
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No.	96758W101

1	NAME OF REPORTING PERSON Crestview W1 TE Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,237,296
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,237,296
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 1,237,296
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No.	96758W101

1	NAME OF REPORTING PERSON Crestview W1 Co-Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,827,027
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,827,027
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 4,827,027
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON CO

2

CUSIP No.	96758W101

1	NAME OF REPORTING PERSON Crestview Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 98,555
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 98,555
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 98,555
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON CO

Item 1. Security and Issuer

Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Exchange Act, the undersigned hereby amends the Schedule 13D originally filed on June 7, 2018, as amended by Amendment 1 thereto filed on August 8, 2018, Amendment 2 thereto filed on March 18, 2019 and Amendment 3 thereto filed on April 2, 2019 (the “Schedule 13D”), relating to the Common Stock, par value $0.01 per share (the “Class A Shares”), of WideOpenWest, Inc., a Delaware corporation (the “Issuer”).

Item 2. Identity and Background

Not applicable.

Item 3. Source and Amount of Funds or Other Consideration

This Item 3 is hereby amended to add the following at the end of such section:

From April 3, 2019 through April 10, 2019, Crestview W1, Crestview W1 TE and Crestview W1 Co-Invest collectively purchased 308,635 additional shares of Common Shares for aggregate consideration of approximately $2,926,857 pursuant to the Trading Plan. From September 10, 2019 through September 13, 2019, Crestview W1, Crestview W1 TE and Crestview W1 Co-Invest collectively purchased 77,217 additional shares of Common Shares for aggregate consideration of approximately $444,132. From September 27, 2019 through October 10, 2019, Crestview W1, Crestview W1 TE and Crestview W1 Co-Invest collectively purchased 617,488 additional shares of Common Shares for aggregate consideration of approximately $3,487,227 pursuant to the 2019 September Trading Plan (as defined below in Item 4). The source of funds for such purchases was capital contributions made by the investors in each of Crestview W1, Crestview W1 TE and Crestview W1 Co-Invest as well as available lines of credit.

Item 4. Purpose of Transaction

This Item 4 is hereby amended to add the following at the end of such section:

On September 17, 2019, Crestview W1, Crestview W1 TE and Crestview W1 Co-Invest entered into a trading plan pursuant to Rule 10b5-1 of the Act (the “2019 September Trading Plan”) with Broker. Under the 2019 September Trading Plan, Broker is authorized to purchase Common Shares, as sole agent for Crestview W1, Crestview W1 TE and Crestview W1 Co-Invest.

Item 5. Interest in Securities of the Issuer

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a) See item 9 on the Cover Pages to this Schedule 13D.

The Reporting Persons have acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially own an aggregate of 31,132,977 Common Shares, or approximately 36.9% of the 84,473,673 outstanding Common Shares of the Issuer as of July 29, 2019 as described in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 2, 2019.

Crestview Partners GP controls, indirectly through its affiliates, (i) the general partner of Crestview W1 and (ii) the managing member of each of Crestview W1 TE and Crestview W1 Co-Invest. Crestview Advisors provides investment advisory and management services to certain of the foregoing entities.

Crestview Partners GP may be deemed to have beneficial ownership over the Common Shares of the Issuer beneficially owned by Crestview W1, Crestview W1 TE and Crestview W1 Co-Invest. Crestview Partners GP exercises voting and dispositive power over the Common Shares of the Issuer held by Crestview W1, Crestview W1 TE and Crestview W1 Co-Invest, which decisions are made by the investment committee of Crestview Partners GP.

Jeffrey A. Marcus, Brian P. Cassidy and Daniel G. Kilpatrick are each members of the Issuer's board of directors (each, a “Crestview Director”). Messrs. Cassidy and Kilpatrick hold the title of Partner at Crestview, L.L.C. (which is the general partner of Crestview Partners III GP) and the title of Partner at Crestview Advisors. Mr. Marcus holds the title of Vice Chairman of Crestview, L.L.C. and Crestview Advisors.

Messrs. Cassidy and Kilpatrick each hold 13,657 underlying awards of restricted stock units (“RSUs”) previously granted under the Issuer's 2017 Omnibus Incentive Plan (the “Plan”). Messrs. Cassidy and Kilpatrick have each assigned all rights, title and interest in the RSUs to Crestview Advisors. Crestview Advisors holds 71,241 Common Shares that were delivered upon the vesting of RSUs previously granted under the Plan to the Crestview Directors.

Each reporting person disclaims beneficial ownership of the reported securities except and to the extent of its pecuniary interest therein.

(b) Number of Class A Shares as to which each Reporting Person has:

(i)	Sole power to vote or to direct the vote: See item 7 on Cover Pages to this Schedule 13D.
(ii)	Shared power to vote or to direct the vote: See item 8 on Cover Pages to this Schedule 13D.
(iii)	Sole power to dispose or to direct the disposition: See item 9 on Cover Pages to this Schedule 13D.
(iv)	Shared power to dispose or to direct the vote: See item 10 on Cover Pages to this Schedule 13D.

(c) Except for the acquisitions set forth on Schedule A hereto, the persons identified in Item 2 of this Schedule 13D have not effected any transaction in shares of the Common Shares since Amendment 2 to this Schedule 13D.

(d) Inapplicable.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

 Item 7. Material to be Filed as Exhibits

Exhibit	Name

1	Joint Filing Agreement by and among the Reporting Persons dated Filed herewith as of October 10, 2019.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Statement is true, complete and correct.

Date: October 10, 2019

CRESTVIEW PARTNERS III GP, L.P.
By: Crestview, L.L.C., its general partner

By: /s/ Ross A. Oliver
Name: Ross A. Oliver
Title: General Counsel

CRESTVIEW W1 HOLDINGS, L.P.
By: Crestview W1 GP, LLC, its general partner

By: /s/ Ross A. Oliver
Name: Ross A. Oliver
Title: General Counsel

CRESTVIEW W1 TE HOLDINGS, LLC
By: /s/ Ross A. Oliver
Name: Ross A. Oliver
Title: General Counsel

CRESTVIEW W1 CO-INVESTORS, LLC
By: /s/ Ross A. Oliver
Name: Ross A. Oliver
Title: General Counsel

CRESTVIEW ADVISORS, L.L.C.
By: /s/ Ross A. Oliver
Name: Ross A. Oliver
Title: General Counsel

Schedule A

(All transactions were made in the open market)

Date of Transaction	Amount of Common Shares (1)	Average Purchase Price per Share (2)
4/3/2019	122,603	$9.4977
4/4/2019	93,634	$9.4986
4/8/2019	8,481	$9.5000
4/9/2019	80,876	$9.4413
4/10/2019	3,041	$9.4980
9/10/2019	45,200	$5.6917
9/12/2019	6,281	$5.6989
9/13/2019	25,736	$5.8700
9/27/2019	3,100	$5.9900
9/30/2019	12,741	$5.9934
10/1/2019	2,279	$5.9996
10/2/2019	5,721	$5.9850
10/3/2019	13,717	$5.9791
10/7/2019	7,800	$5.9863
10/8/2019	26,400	$5.7771
10/9/2019	500,000	$5.6000
10/10/2019	45,730	$5.7546

(1) The amount of shares represents the aggregate amount of shares that were purchased in the sales that were executed on each corresponding day.

(2) The price represents the approximate weighted average price per share of sales that were executed on each corresponding day.